Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 14, 2025

Name of Registrant: Yum! Brands, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Yum! Brands, Inc. (YUM)

Resist Activist-Driven, Anti-Food Activism: Vote NO on Proposal 5

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Yum! Brands shareholders to vote AGAINST Proposal1 No. 5, “Shareholder Proposal Regarding Adoption of a Policy on the Use of Medically Important Antimicrobials in Food-Producing Animals.”

      Supporting Statement

While debates over corporate sustainability & animal welfare policies have their place, particularly among legitimate non-activist shareholders who invest for purpose of return, there’s no question

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that such debates are often hijacked by profoundly unrealistic activist demands that view “animal welfare” as synonymous with ignoring genuine business analysis and practical timelines, as opposed to a commitment that must be viewed through the lens of Yum! Brands’ continued business success.

Proposal 5 is just such an example. Submitted by The Shareholder Commons, the proposal asks Yum! Brands to report on its lack of adherence to WHO-backed guidelines on medically important anti-microbials. Yet the asks contained within evince a view of corporate animal welfare philosophy that values adherence to activism more than a feasible (and truly sustainable) pathway to both a safer animal population and the company’s continued business success. Proposal 5 represents the kind of activist scrutiny that will misallocate valuable resources on improper timelines, instead of ensuring the continued success of Yum! Brands (and the continued food production that such success demonstrably provides).

      Noble Causes, Unproven Claims

While the WHO’s guidance on antimicrobial resistance (AMR) is a notable contribution to global public health dialogue, the proposal's call for adherence to these guidelines—particularly those related to the complete elimination of medically important antibiotics in food animal production—fails to consider both the complex realities of Yum’s global supply chain and the company’s responsibility to undertake animal welfare commitment through the lens of fiduciary duty. Proposal 5 asserts that “Antibiotics overuse is known to exacerbate antimicrobial resistance (“AMR”), which the WHO describes as “one of the top 10 global public health threats facing humanity.” (emphasis added) Yet, the proposal goes on to criticize the company for its routine use of antibiotics – implying that the activist-preferred level of microbial usage is lower than Yum! Brands’ current practices.

Yet, the Proposal notably never explicitly says that Yum’s current actual policies constitute antibiotics overuse. The Proponent’s supporting statement holds up the fact that Yum! Brands notes the importance of reducing risks caused by AMR while also not adopting WHO guidelines wholesale, as if those two were necessarily in tension. Yet that point (arguably the primary point in question) is precisely the point that Proposal 5 never explicitly makes, choosing instead to offer vague arguments about how antibiotics overuse can create long-term risk for Yum! Brands as opposed to specifically drawing the line from Yum policies to verifiable overuse. Proposal 5’s asks, if implemented, present a significant risk to actually *decrease* brand revenue and shareholder return, especially when the blanket nature of the proposed guidelines is considered.

Another possibility remains, ignored by the proposal but specifically stated in the Board’s opposition statement: that Yum! Brands can both protect against antibiotics overuse while maintaining a responsible usage of antibiotics that both achieves reasonable and attainable animal welfare goals and maintains the company’s continued business success.

In other words, there’s a middle ground between blanket compliance with the WHO’s guidelines and giving zero thought to animal welfare as microbial challenges are concerned: “responsible use… of antibiotics in food producing animals, while recognizing that circumstances may necessitate their use to maintain or restore good animal health.” That statement comes from Yum’s board, not the proposal — and it’s no accident that it’s the *only* statement that actually maintains a commitment to both fiduciary duty & animal health.

      Conclusion

The reality is, Proposal 5, and the larger anti-fiduciary anti-agriculture activist space it represents, lacks a serious understanding of Yum! Brands’ fiduciary obligations. The Proponent overlooks Yum’s responsibility to deliver return to shareholders. Perhaps more shockingly, this proposal also overlooks Yum’s responsibility to be part of the massive task of feeding more than 8 billion people worldwide — an aspect that any sensible shareholder, executive, or consumer rightly believes to be more important than blanket compliance with the guidelines of distant, non-binding governing bodies. Unlike Yum’s board of directors, organizations like WHO have no obligation to square their recommendations with the specific needs of each business that exists in the agriculture industry. As such, their guidelines ought to be seen as that — just guidelines — and not gospel to companies that rightly see their primary responsibilities as food production and shareholder return. In light of that view, we urge shareholders to vote AGAINST Proposal No. 5.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.